SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Unaudited Interim Condensed

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2022

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim condensed consolidated financial statements

June 30, 2022

Consolidated statements of financial position June 30, 2022 and December 31, 2021 (In thousands of Reais - R$)

       Statements of financial position

Assets	Note	June 30, 2022	December 31, 2021

Current assets
Cash and cash equivalents	6	394,066	486,258
Financial investments	7	335,753	291,363
Trade receivables	8	1,091,852	850,683
Inventories	9	368,718	269,585
Deposits	10	209,296	191,184
Advance to suppliers and third parties	11	361,467	270,342
Recoverable taxes	12	227,425	176,391
Derivative assets	31.2	52,491	4,936
Other credits and amounts		171,477	147,299
Total current assets		3,212,545	2,688,041

Non-current assets
Financial investments	7	90,726	82,326
Deposits	10	1,867,198	1,757,842
Advance to suppliers and third parties	11	60,401	76,138
Recoverable taxes	12	14,195	72,976
Deferred taxes	13	71,826	75,799
Derivative assets	31.2	23,504	109,124
Other credits and amounts		38,386	41,718
Property, plant and equipment	14	9,246,475	7,675,170
Intangible assets	15	1,857,220	1,823,209
Total non-current assets		13,269,931	11,714,302

Total		16,482,476	14,402,343

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2

Consolidated statements of financial position June 30, 2022 and December 31, 2021 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	June 30, 2022	December 31, 2021

Current liabilities
Loans and financing	16	761,543	634,614
Leases	17	2,094,826	2,057,687
Suppliers	18	1,845,395	1,820,056
Suppliers – factoring	19	30,000	22,733
Salaries, wages and benefits		455,647	374,576
Taxes payable	20	283,747	122,036
Landing fees		1,043,059	911,174
Advance ticket sales	21	3,651,292	2,670,469
Mileage program	22	1,415,560	1,298,782
Advances from customers		42,567	237,092
Provisions	23	708,228	477,324
Other liabilities		399,726	455,251
Total current liabilities		12,731,590	11,081,794

Non-current liabilities
Loans and financing	16	10,255,637	11,265,416
Leases	17	9,516,790	8,705,297
Suppliers	18	59,004	78,914
Salaries, wages and benefits		200,535	25,919
Taxes payable	20	43,100	24,414
Landing fees		256,856	277,060
Mileage program	22	245,685	318,349
Provisions	23	2,895,434	3,109,998
Deferred taxes	13	6,284	411
Other liabilities		437,953	568,449
Total non-current liabilities		23,917,278	24,374,227

Equity (deficit)
Capital stock	24.1	4,039,806	4,039,112
Advances for future capital increase		591	3
Treasury shares	24.2	(39,514)	(41,514)
Capital reserves		1,162,480	208,711
Equity valuation adjustments		(879,333)	(1,053,082)
Accumulated losses		(24,450,422)	(24,206,908)
Total deficit		(20,166,392)	(21,053,678)

Total liabilities and deficit		16,482,476	14,402,343

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

Consolidated statements of operations

Consolidated statements of operations Six-month periods ended on June 30, 2022 and 2021 (In thousands of Reais - R$, except Basic and Diluted income (loss) per share)

	Note	June 30, 2022	June 30, 2021
Revenue
Passenger		6,007,494	2,303,852
Mileage program, cargo and other		455,013	292,147
Total revenue	28	6,462,507	2,595,999

Salaries, wages and benefits		(1,075,231)	(934,431)
Aircraft fuel		(2,654,532)	(942,315)
Landing fees		(337,687)	(183,754)
Aircraft, traffic and mileage servicing		(402,107)	(379,481)
Passenger service expenses		(361,589)	(226,590)
Sales and marketing		(407,592)	(124,850)
Maintenance, materials and repairs		(279,645)	(241,331)
Depreciation and amortization		(824,798)	(634,638)
Other income (expenses), net		(234,099)	(261,362)
Total operating costs and expenses		(6,577,280)	(3,928,752)

Loss before financial results and income tax and social contribution		(114,773)	(1,332,753)

Financial results
Financial income	29	49,360	19,681
Financial expenses	29	(1,579,309)	(996,712)
Derivative financial instruments	29	33,483	103,018
Total financial income (expenses), net		(1,496,466)	(874,013)

Loss before monetary and foreign exchange rate variation, net and income tax and social contribution		(1,611,239)	(2,206,766)

Monetary and foreign exchange rate variation, net	29	1,380,769	391,614

Loss before income tax and social contribution		(230,470)	(1,815,152)

Income tax and social contribution
Current		(3,087)	(45,588)
Deferred		(9,957)	12,984
Total taxes loss	13	(13,044)	(32,604)

Loss for the period		(243,514)	(1,847,756)

Income (Loss) attributable to:
Equity holders of the parent company		(243,514)	(1,885,490)
Non-controlling interest shareholders		-	37,734

Basic and diluted loss per share	25
Per common share		(0.017)	(0.149)
Per preferred share		(0.609)	(5.253)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Statement of comprehensive income

Consolidated statements of comprehensive income (loss) Six-month periods ended on June 30, 2022 and 2021 (In thousands of Reais - R$)

	June 30, 2022	June 30, 2021

Loss for the period	(243,514)	(1,847,756)

Other comprehensive (loss) income – items that are or may be reclassified subsequently to profit or loss

Cash flow hedge, net of income tax and social contribution	174,620	415,782
Cumulative adjustment of conversion into subsidiaries	(871)	808
	173,749	416,590

Total comprehensive income (loss) for the period	(69,765)	(1,431,166)

Comprehensive income (loss) attributable to:
Equity holders of the parent company	(69,765)	(1,469,171)
Non-controlling interest shareholders	-	38,005

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Consolidated statements of changes in equity SIx-month periods ended on June 30, 2022 and 2021 (In thousands of Reais - R$)

				Capital reserves			Equity valuation adjustments
	Capital stock	Advances for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share- based payments	Cash flow hedge reserve	Post-employment benefits	Cumulative adjustment of conversion into subsidiaries	Effects from changes in the equity investments	Accumulated losses	Deficit attributable to equity holders of the parent company	Non-controlling interests	Total
Balances as of December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
Other comprehensive income, net	-	-	-	-	-	-	415,782	-	537	-	-	416,319	271	416,590
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	(1,885,490)	(1,885,490)	37,734	(1,847,756)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	415,782	-	537	-	(1,885,490)	(1,469,171)	38,005	(1,431,166)
Share-based payments expense	-	-	-	-	-	8,547	-	-	-	-	-	8,547	263	8,810
Capital increase by exercising stock option	-	908	-	-	-	-	-	-	-	-	-	908	-	908
Interim dividends distributed by the subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Sale of treasury shares	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Transfer of treasury shares	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Acquisition of interest from non-controlling shareholders	606,839	-	-	744,450	-	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Redemption of preferred shares	-	-	-	(744,450)	-	-	-	-	-	-	-	(744,450)	-	(744,450)
Capital increase	423,061	-	-	-	-	-	-	-	-	-	-	423,061	-	423,061
Balances as of June 30, 2021	4,039,336	2,088	(41,514)	11,020	83,229	101,431	(895,294)	(26,669)	1,101	(150,168)	(18,870,860)	(15,746,300)	-	(15,746,300)

Balances as of December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)	-	(21,053,678)
Other comprehensive income (loss), net	-	-	-	-	-	-	174,620	-	(871)	-	-	173,749	-	173,749
Loss for the period	-	-	-	-	-	-	-	-	-	-	(243,514)	(243,514)	-	(243,514)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	174,620	-	(871)	-	(243,514)	(69,765)	-	(69,765)
Share-based payments expense	-	-	-	-	-	9,461	-	-	-	-	-	9,461	-	9,461
Capital increase by exercising stock option (Note 24.1)	694	588	-	-	-	-	-	-	-	-	-	1,282	-	1,282
Capital increase (Note 24.1)	-	-	-	946,308	-	-	-	-	-	-	-	946,308	-	946,308
Transfer of treasury shares (Note 26.2)	-	-	2,000	(1,094)	-	(906)	-	-	-	-	-	-	-	-
Balances as of June 30, 2022	4,039,806	591	(39,514)	956,234	83,229	123,017	(744,181)	14,855	161	(150,168)	(24,450,422)	(20,166,392)	-	(20,166,392)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Consolidated statements of cash flows Six-month period ended on June 30, 2022 and 2021 (In thousands of Reais - R$)

	June 30, 2022	June 30, 2021

Loss for the period	(243,514)	(1,847,756)
Adjustments to reconcile net income (loss) to net cash flows from operating activities
Depreciation – aeronautical ROU	527,393	280,221
Depreciation and amortization – others	297,405	354,417
Allowance for expected loss on trade receivables	(735)	(1,081)
Provision for inventory obsolescence	426	54
Provision for maintenance deposit and reserve	6,284	176,363
Provision for losses on advance to suppliers and third parties	(149)	(4,640)
Adjustment to present value of provision for aircraft return	95,078	36,529
Deferred taxes	9,957	(12,984)
Disposals of property, plant and equipment and intangible assets	4,454	1,583
Sale-leaseback gains	(55,491)	-
Recognition of provisions and contingencies	214,594	321,203
Foreign exchange and monetary variation, net	(1,373,761)	(398,198)
Interest, costs, discounts and premiums on loans and financing and leases	1,115,439	898,511
Result of derivatives recognized in profit or loss	13,876	(44,597)
Provision for labor obligations	-	94,490
Share-based payments	9,461	8,810
Recovery of one-off tax credits	-	(57,422)
Other provisions	(2,737)	(2,240)
Adjusted net income	617,980	(196,737)

Changes in operating assets and liabilities:
Financial investments	(18,863)	15,987
Trade receivables	(245,010)	20,192
Inventories	(99,559)	(17,230)
Deposits	(208,759)	(35,040)
Advance to suppliers and third parties	(75,239)	116,881
Recoverable taxes	7,747	183,304
Variable and short-term leases	(533)	17,794
Suppliers	24,594	(48,721)
Suppliers – factoring	7,267	-
Salaries, wages and benefits	255,687	(47,718)
Taxes obligation	180,841	23,814
Landing fees	111,681	29,413
Advance from ticket sales	980,823	(51,786)
Mileage program	44,114	43,820
Advances from customers	(194,525)	26,981
Provisions	(139,540)	(237,982)
Derivatives	(54,189)	133,331
Other assets and liabilities, net	2,575	270,934
Interest paid	(475,755)	(378,944)
Income tax and social contribution paid	(444)	(40,472)
Net cash flows from operating activities	720,893	(172,179)

Financial investments in subsidiary – Smiles	-	638,637
Advances for property, plant and equipment acquisition, net	(106,958)	(17,787)
Acquisition of property, plant and equipment	(345,445)	(104,276)
Sale-leaseback transactions received	69,819	-
Acquisition of intangible assets	(69,645)	(51,877)
Net cash flows used in investing activities	(452,229)	464,697

7

Consolidated statements of cash flows Six-month period ended on June 30, 2022 and 2021 (In thousands of Reais - R$)

	June 30, 2022	June 30, 2021
Loans and financing issued, net of costs	-	1,512,521
Loans and financing payments	(166,443)	(572,792)
Payments of leases liabilities – aeronautical ROU	(1,116,697)	(515,891)
Payments of leases liabilities – others	(25,235)	(9,007)
Acquisition of interest from non-controlling shareholders	-	(744,450)
Dividends and interest on shareholders’ equity paid to non-controlling interests	-	(260,131)
Capital increase by shareholders	946,308	423,061
Shares to be issued	1,282	908
Sale of treasury shares	-	588
Net cash flows used in financing activities	(360,785)	(165,193)

Foreign exchange variation on cash held in foreign currencies	(71)	(29,886)

Decrease in cash and cash equivalents	(92,192)	97,439

Cash and cash equivalents at the beginning of the year	486,258	662,830
Cash and cash equivalents at the end of the period	394,066	760,269

The transactions that don’t affect cash and cash equivalents are presented in Note 32 of these unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

1.	Operating context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which explores regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally; development of loyalty programs; services to maintain and repair aircraft, engines and parts; among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Corporate structure

The Company’s corporate structure and equity interest in the capital of its subsidiaries, on June 30, 2022, are shown below:

9

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

Entity	Date of incorporation	Location	Principal activity	Type of control	% of interest in the capital stock in the capital stock
					June 30, 2022	December 31, 2021
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Direct	100.00	100.00
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	100.00
Smiles Viajes y Turismo (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	100.00
(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities incorporated with the specific purpose of continuing the financial operations and related to the Company's fleet. They do not have an independent management structure and are unable to make independent decisions. Thus, the assets and liabilities of these entities are consolidated in the parent company.

GTX S.A., directly controlled by the Company, is in a pre-operational stage and its corporate purpose is to manage its own assets and participate in the capital of other companies.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”), has as main purpose intermediate travel organization services, by booking or selling airline tickets, accommodation, tourism packages, among others. The subsidiaries Smiles Fidelidade Argentina S.A. and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote operations of the Smiles Program and the sale of airline tickets in that country.

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund in its financial statements.

1.2.	Measures taken by Management regarding Covid-19 and the gradual resumption of demand

The first days of 2022 were impacted by a significant increase in the number of cases of Covid-19, with the spread of the "Omicron" variant, which led to the cancellation of flights by several companies in Brazil and in the world. Through its flexible business model based on a single type of fleet, GOL did not observe impacts on its operation in the period, with regularity above 99% in January 2022 and market leadership in domestic routes with 38.5% of market share in this month.

In the second quarter, historically marked by a period of low season, we can observe the continuation of the resumption of demand, the Company increased its supply, measured by ASK, by 123.7% compared to the same period in 2021 and observed a 103.0% increase in demand, measured by RPK, following the same comparison.

In order to increase its positioning in the regional market, the Company expanded its operations to four new bases this quarter: Ribeirão Preto, São José do Rio Preto, Passo Fundo and Uruguaiana, all with connections in Guarulhos. In addition to the expansion in the domestic market, the second quarter of 2022 was also marked by the return of the Company's direct operations to the United States of America, Argentina, Paraguay and Bolivia.

10

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company, through its Executive Committee, which is entirely formed by the management board members, works promptly to support society, monitor demand, and define financial and operational strategies.

In view of the decision by Anvisa (National Health Surveillance Agency) that allowed the distribution of snacks and beverages, GOL resumed on-board service on domestic flights in the second quarter of 2022. In 2022, GOL continues to carry out free transport of Covid-19 vaccines, together with GOLLOG, and health professionals to act directly in the fight against the pandemic, in addition to crediting 1,000 Smiles miles for each GOL segment flown at no cost. The strict protocols for aircraft hygiene and safety and health are also active, together with actions aimed at reducing human contact throughout the chain.

1.2.1	Impacts on the unaudited interim condensed consolidated financial statements

The pandemic’s main impact is related to adjustments to the operational air network, to meet the lower demand and crew availability, which was verified by the lower Company’s net revenue and margins when compared to pre-pandemic periods.

Like all other business organizations, the Company is unable to foresee the duration of the pandemic and the continued extent of the impacts caused by it on future business, results and cash generation. For this reason, when preparing these unaudited interim condensed consolidated financial statements, the Management considered the most recent forecasts available, duly reflected in the Company's business plans. In the period ended in June 30, 2022, no adjustment was needed regarding impairments on the Company’s Recoverable taxes, Deferred tax assets, Property, plant & equipment, and Intangible assets.

1.3.	Measures taken by Management regarding the Russian invasion of Ukraine

On February 24, 2022, Russia started a military invasion of Ukraine, marking a sharp escalation in the existing conflict between these countries. The invasion received widespread condemnation from the international community, including sanctions aimed at crippling the Russian economy.

As a result of the invasion, Brent and WTI oil prices rose sharply, quoted above US$100 a barrel, with a direct impact on jet fuel. In view of this increase, the Company uses its capacity management, increased productivity, and cost optimization in order to mitigate the impact of high QAV costs.

GOL's Management works with the Brazilian Association of Airlines (ABEAR) in negotiations with the federal government to contain the price increase and the consequent transfer through the increase in ticket prices.

1.4.	Capital structure and net working capital

On June 30, 2022, the net working capital is negative by R$9,519,045 (negative by R$8.393.753 on December 31, 2021). Of the negative net working capital, on June 30, 2022, R$5,066,852 refers to advance ticket sales and the mileage program (R$3,969,251 on December 31, 2021), which are expected to be substantially recognized with services provided by the Company.

On June 30, 2022, the Company also had a deficit attributed to equity holders of the parent company of R$20,166,392 (R$21,053,678 on December 31, 2021). The variation observed is mainly due to the capital increase carried out in the period.

11

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The operations of the Company are sensitive to changes in the economic scenario and to the volatility of the Real, given that around 93.8% of its indebtedness (loans and financing and leases) are exposed to the U.S. dollar (“US$”) and 46.4% of its costs are also pegged to the U.S. currency, and its ability to adjust the price of fees charged from its customers to recapture the change of the US$ depends on the rational (offer) capacity and behavior of competitors.

Over the past five years, Management has taken many measures to adapt the size of GOL’s fleet to demand, matching the supply of seats to the level of demand and thus keeping high load factors, reducing costs and adjusting its capital structure, as well as implementing initiatives to restructure its balance sheet.

Our unaudited interim condensed consolidated financial statements have been prepared on the assumption of the Company as a going concern, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in conformity with the business plan prepared by Management, reviewed and approved by the Board of Directors annually.

Although there is still a substantial uncertainty about how long it will take the airline industry to recover, and that leads to material uncertainty about our ability to continue as a going concern, the unaudited interim condensed consolidated financial statements as of June 30, 2022, do not include any adjustment that may result from inability to continue operating.

1.5.	American Airlines investment agreement

In the period ended June 30, 2022, GOL and American Airlines formalized an agreement to expand their commercial cooperation, with an investment of R$948,320, paid up in cash by American Airlines for 22,224,513 preferred shares of the Company.

As of this transaction, American Airlines has the right to appoint one member to the Company's Board of Directors for the next 3 years, having appointed Mr. Anmol Bhargava.

The exclusive codeshare agreement deepens the relationship between the two airlines, with greater travel opportunities for passengers and enhancements to the customer experience and GOL's competitive position on routes connecting North and South America.

1.6.	Acceleration of fleet transformation

Following the plan disclosed in the fiscal year ended December 31, 2021, GOL continued the execution of fleet transformation acceleration plan on June 30, 2022, receiving 11 Boeing 737-MAX aircraft though leasing contracts, 4 of which have purchase option.

The Boeing 737-MAX consumes around 15% less fuel and produces around 16% less carbon and 40% less noise, besides having a longer flight range when compared to Boeing 737-NG aircraft.

With the demand’s recovery, the advanced vaccination in several states and markets, operations are resuming pre-pandemic levels and macroeconomic variables linked to costs due to the jet fuel price significantly higher, there is an increased need to accelerate the replacement of the current fleet of 737 NG with the objective of operational efficiency gains.

In addition, the Company managed to obtain agreements to acquire new 737 MAX aircraft with more favorable conditions compared to the pre-pandemic period, due to new facility lines to finance these aircraft and balance the Company's financing portfolio.

12

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

Due to the fleet transformation, Company will return 737-NG aircraft, with relevant future disbursements estimated, as disclosed in Note 23.2, which may be compensated with deposits disclosed in Note 10.

1.7.	Landmark cargo and logistics services agreement

In April 2022, Company signed a 10-year cargo service agreement with Mercado Livre. The agreement includes a dedicated freighter fleet of six Boeing 737-800 BCF and is expected to begin operations during second semester 2022. There is also the option of adding another six cargo aircraft by 2025.

GOL’s agreement with Mercado Livre is part of the Company’s investment to serve the needs of the growing Brazilian e-commerce market. As a result, the Company plans to increase its range of services and tonnage capacity in 2023 to generate additional incremental revenue.

1.8.	Agreement between Avianca’s controlling shareholder and main investors

On May 11, 2022, the Company received a notice from its controlling shareholder MOBI Fundo de Investimento em Ações Investimento no Exterior ("MOBI FIA") announcing the execution of a Master Contribution Agreement with certain major shareholders of Investment Vehicle 1 Limited ("Avianca Holding"), including Kingsland International Group S.A., Elliott International L.P. and South Lake One LLC.

Under the terms of the Master Contribution Agreement, MOBI FIA will contribute with its shares in GOL and the Avianca's principal investors will contribute with their shares in Avianca Holding to create a private company incorporated under the laws of England and Wales. GOL and Avianca will continue to operate independently and maintain their respective brands and cultures.

The Transaction is subject to customary closing conditions set forth in the Master Contribution Agreement, including certain regulatory approvals. As of June 30, 2022, there are no impacts on the Company's unaudited interim condensed consolidated financial statements.

1.9.	Acquisition of MAP Transportes Aéreos

On June 8, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes from Congonhas Airport in São Paulo to regional destinations, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

On December 30, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The transaction closing is subject to other conditions, which have not yet been fulfilled. Therefore, on June 30, 2022, there are no impacts on the Company's unaudited interim condensed consolidated financial statements.

MAP will be acquired for R$28 million, to be paid upon satisfaction of all closing conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash to be paid in twenty-four monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial obligations.

This transaction should bring as main benefits: (i) expansion to new routes; (ii) offering higher seat density to historically underserved markets; and (iii) enhancing cost-efficient operations.

13

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

1.10.	Compliance program

Since 2016, we have taken several measures to strengthen and expand our internal control and compliance programs, which include:

•      hiring specialized companies to evaluate risks and review internal controls related to fraud and corruption;

•      integrating the compliance and internal controls functions in the same department, which reports directly to our chief executive officer, and has independent access to our board of directors and statutory audit committee;

•      monitoring transactions involving politically exposed persons;

•      improving our supervision procedures of the execution of services hired from third parties;

•      updating our hiring policies and the management of our contracts flows; and

•      reviewing our code of ethics, manual of conduct and several compliance policies, including the mandatory training policy.

Our senior management has been constantly reinforcing our commitment towards improvement of our internal control and compliance programs to our employees, customers and suppliers.

In December 2016, we entered into an agreement with the Brazilian Federal Public Ministry, pursuant to which we agreed to pay R$12.0 million in fines and make improvements to our compliance program. In turn, the Federal Public Ministry agreed not to bring any criminal or civil suits related to activities that are the subject of the agreement. In addition, we paid R$4.2 million in fines to the Brazilian tax authorities.

We voluntarily informed the U.S. Department of Justice, the SEC and the CVM of the external independent investigation hired by us and of our agreement with the Federal Public Ministry.

The external independent investigation we hired was concluded in April 2017. It revealed that certain immaterial payments were made to politically exposed persons. None of our current employees, representatives or members of our board of directors or management knew of any illegal purpose behind any of the identified transactions or of any illicit benefit to us arising out of the investigated transactions.

We reported the conclusions of the investigation to the relevant authorities and will keep them informed of any developments, as well as collaborate and discuss their analysis with them. These authorities may impose significant fines and possibly other sanctions on us.

2.	Management’s statement, basis for preparing and presenting the unaudited interim condensed consolidated financial statements

The Company’s unaudited interim condensed consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s unaudited interim condensed consolidated financial statements were prepared using the Brazilian Real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

14

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The preparation of the Company’s unaudited interim condensed consolidated financial statements requires Management to make judgments, use estimates, and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future periods.

The Company is continually reviewing its judgments, estimates, and assumptions.

Management, when preparing these unaudited interim condensed consolidated financial statements, used the following disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2021, as well as the update of relevant information included in the annual financial statements related to the year ended December 31, 2021 disclosed on March 15, 2022.

Management confirms that all the material information in these unaudited interim condensed consolidated financial statements are being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The unaudited interim condensed consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial positions:

•      cash, cash equivalents and financial investments measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s unaudited interim condensed consolidated financial statements for the period ended June 30, 2022, has been prepared assuming that it will continue as a going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.4.

In order to maintain the comparability between the periods, the Company reviewed aggregations in the presentation of Financial results in the statement of operations related to six-month period ended June 30, 2021, in accordance with IAS 1 - “Presentation of Financial Statements”.

3.	Approval of unaudited interim condensed consolidated financial statements

The approval and authorization for the issuance of these unaudited interim condensed consolidated financial statements took place at the Board of Directors’ meeting held on July 27, 2022.

4.	Summary of significant accounting practices

The unaudited interim condensed consolidated financial statements were prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements related to the year ended December 31, 2021, issued on March 15, 2022.

4.1.	New accounting standards and pronouncements adopted in the period

The following amendments to accounting standards became effective for periods beginning after January 1, 2022:

15

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

•      Onerous contracts – Costs of fulfilling a contract (Amendments to IAS 37);

•      Property, plant and equipment – Proceeds before intended use (Amendments to IAS 16);

•      Financial instruments - Fees in the ’10 per cent’ test for derecognition of financial liabilities (Amendments to IFRS 9);

•      Annual improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 16 and IAS 41); and

•      References to Conceptual Framework (Amendments to IFRS 3).

These changes did not impact the Company's unaudited interim condensed consolidated financial statements. Additionally, in the period ended June 30, 2022, no new standards or pronouncements were published which are expected to impact the Company's unaudited interim condensed consolidated financial statements. Finally, the Company did not opt for the early adoption of standards or pronouncements.

4.2.	Transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Monetary and foreign exchange rate variation, net” in the statement of operations.

The exchange rate changes in reais in effect on the base date of these unaudited interim condensed consolidated financial statements are as follows:

	Final Rate		Average Rate
	June 30, 2022	December 31, 2021	June 30, 2022	June 30, 2021
U.S. Dollar	5.2380	5.5805	5.0766	5.3842
Argentinian Peso	0.0418	0.0543	0.0455	0.0591

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter vacation periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters. In the current context, the operations have also shown a behavior negatively correlated with the number of cases and deaths caused by Covid-19.

6.	Cash and cash equivalents

	June 30, 2022	December 31, 2021
Cash and bank deposits	130,822	116,123
Cash equivalents	263,244	370,135
Total	394,066	486,258

The breakdown of cash equivalents is as follows:

	June 30, 2022	December 31, 2021
Local currency
Private bonds	240,678	329,235
Automatic deposits	22,540	40,873
Total local currency	263,218	370,108

Foreign currency
Private bonds	26	27
Total foreign currency	26	27

Total	263,244	370,135

16

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

7.	Financial investments

	Weighted average rate (p.a.)	June 30, 2022	December 31, 2021
Local currency
Government bonds	106.3% of CDI	648	2,042
Private bonds	98.0% of CDI	305,589	288,056
Investment funds	73.8% of CDI	10,706	12,042
Total local currency		316,943	302,140

Foreign currency
Private bonds	1.7%	31,566	33,570
Investment funds		77,970	37,979
Total foreign currency		109,536	71,549

Total		426,479	373,689

Current		335,753	291,363
Non-current		90,726	82,326

Of the total amount recorded on June 30, 2022, R$ 347,465 (R$333,984 on December 31, 2021), refer to investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

8.	Trade receivables

	June 30, 2022	December 31, 2021
Local currency
Credit card administrators	314,747	200,601
Travel agencies	469,023	439,698
Cargo agencies	36,303	27,418
Airline partner companies	14,491	11,921
Other	39,308	18,852
Total local currency	873,872	698,490

Foreign currency
Credit card administrators	109,264	77,379
Travel agencies	85,113	38,999
Cargo agencies	465	211
Airline partner companies	21,282	27,863
Other	20,401	27,021
Total foreign currency	236,525	171,473

Total	1,110,397	869,963

Allowance for expected loss on trade receivables	(18,545)	(19,280)

Total trade receivables	1,091,852	850,683

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	June 30, 2022	December 31, 2021
Not yet due
Until 30 days	711,594	607,968
31 to 60 days	170,886	82,132
61 to 90 days	18,537	55,265
91 to 180 days	37,300	33,491
181 to 360 days	58,788	1,096
Above 360 days	1,146	379
Total not yet due	998,251	780,331

Overdue
Until 30 days	24,079	31,302
31 to 60 days	21,936	5,722
61 to 90 days	16,092	2,172
91 to 180 days	5,335	7,566
181 to 360 days	6,379	8,911
Above 360 days	19,780	14,679
Total overdue	93,601	70,352

Total	1,091,852	850,683

17

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The changes in an expected loss on trade receivables are as follows:

	June 30, 2022	December 31, 2021
Balance at the beginning of the year	(19,280)	(18,047)
(Additions) Reversals	735	(1,233)
Balances at the end of the period	(18,545)	(19,280)

9.	Inventories

	June 30, 2022	December 31, 2021
Consumables	24,466	20,585
Parts and maintenance materials	255,600	201,470
Advances to suppliers	88,652	47,530
Total	368,718	269,585

The changes in the provision for obsolescence are as follows:

	June 30, 2022	December 31, 2021
Balances at the beginning of the year	(6,176)	(12,862)
Additions	(426)	(687)
Write-offs	449	7,373
Balances at the end of the period	(6,153)	(6,176)

10.	Deposits

	June 30, 2022	December 31, 2021
Maintenance deposits	1,096,898	1,000,995
Court deposits	571,677	575,917
Deposit in guarantee for lease agreements	407,919	372,114
Total	2,076,494	1,949,026

Current	209,296	191,184
Non-current	1,867,198	1,757,842

10.1.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as according to the conditions established in the aircraft lease. These letters can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. Several aircraft lease agreements do not require maintenance deposits and have credit bills to ensure the maintenance is carried out in the scheduled periods. Until June 30, 2022, no credit bill had been executed against the Company.

18

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company has two categories of maintenance deposits:

•	Maintenance guarantee: refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on June 30, 2022 was R$295,737 (R$262,061 on December 31, 2021).

•	Maintenance reserve: refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On June 30, 2022, the balance referring to such reserves was R$801,161 (R$738,934 on December 31, 2021).

10.2.	Court deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims and the release of the court deposits has been claimed.

10.3.	Deposits in guarantee for leases agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which can be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

11.	Advance to suppliers and third parties

	June 30, 2022	December 31, 2021
Advance to domestic suppliers	208,448	255,024
Advances to international suppliers	189,227	42,524
Advance for materials and repairs	24,193	48,932
Total advances to suppliers	421,868	346,480

Current	361,467	270,342
Non-current	60,401	76,138

12.	Recoverable taxes

	June 30, 2022	December 31, 2021
IRPJ and CSLL prepayments	60,640	51,282
PIS and COFINS to recover	167,433	185,827
Value added tax (VAT) abroad	7,262	4,035
Other	6,285	8,223
Total	241,620	249,367

Current	227,425	176,391
Non-current	14,195	72,976

19

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

13.	Deferred taxes

13.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	December 31, 2021	Statement of operations	Shareholders’ Equity(*)	June 30, 2022
Deferred taxes assets (liabilities) – GOL and Smiles Argentina
Income tax losses carry forward	50,385	-	-	50,385
Negative basis of social contribution	18,137	-	-	18,137
Temporary differences:
Allowance for expected loss on other credits	7,132	(4,065)	-	3,067
Provision for legal proceedings and tax liabilities	(94)	(19)	-	(113)
Others	239	-	111	350
Total deferred taxes – assets	75,799	(4,084)	111	71,826
Deferred taxes assets (liabilities) – GLA

Temporary differences:
Slots	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(202,522)	(4,859)	-	(207,381)
Breakage provision	(197,246)	(27,141)	-	(224,387)
Goodwill amortization for tax purposes	(143,297)	(23,456)	-	(166,753)
Derivative transactions	(502)	4,438	-	3,936
Allowance for expected loss on trade receivable and other credits	209,141	(2,653)	-	206,488
Provision for aircraft and engine return	310,746	10,641	-	321,387
Provision for legal proceedings and tax liabilities	243,826	28,170	-	271,996
Aircraft leases and others	84,500	32,208	-	116,708
Others	48,169	(23,221)	-	24,948
Total deferred taxes – liabilities	(411)	(5,873)	-	(6,284)
Total effect of deferred taxes - Income (Expenses)	-	(9,957)	-

(*) Exchange rate change recognized in other comprehensive income.

20

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized on June 30, 2022 from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2022	11,329
2023	21,522
2024	20,290
2025	14,816
2026	565
Total	68,522

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	June 30, 2022	December 31, 2021
Accumulated income tax losses	13,027,993	12,076,378
Potential tax credit	4,429,518	4,105,969

The reconciliation of tax expenses and multiplying the loss before income tax and social contribution by the nominal tax rate for six-month periods ended June 30, 2022 and 2021 is as follows:

	June 30, 2022	June 30, 2021
Loss before income tax and social contribution	(230,470)	(1,815,152)
Combined tax rate	34%	34%
Income at the statutory tax rate	78,360	617,152

Adjustments to calculate the effective tax rate:
Tax rate difference on results of offshore subsidiaries	(20,699)	(75,102)
Non-deductible expenses, net	(35,143)	(68,689)
Exchange rate change on foreign investments	73,736	31,862
Benefit (not constituted) on tax losses and temporary differences	(109,298)	(537,827)
Total income taxes	(13,044)	(32,604)

Income tax and social contribution
Current	(3,087)	(45,588)
Deferred	(9,957)	12,984
Total taxes loss	(13,044)	(32,604)

21

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

14.	Property, plant and equipment

The breakdown of and changes in property, plant and equipment are as follows:

		December 31, 2021							June 30, 2022
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendments	Depreciation	Write-offs	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft - RoU(1) with purchase option	9.48%	-	-	-	941,348	-	(25,284)	-	916,064	941,348	(25,284)
Aircraft - RoU(1) with no purchase option	18.33%	7,127,628	(1,958,755)	5,168,873	911,493	(86,372)	(487,116)	(167)	5,506,711	7,928,248	(2,421,537)
Spare parts and engines - Own (3) (4)	7.27%	2,062,646	(963,949)	1,098,697	120,832	-	(71,734)	(856)	1,146,939	2,180,549	(1,033,610)
Spare parts and engines – RoU	39.82%	129,223	(62,908)	66,315	-	23,845	(14,993)	-	75,167	153,068	(77,901)
Aircraft and engine improvements	46.64%	3,143,372	(2,370,691)	772,681	244,669	-	(169,413)	(1,078)	846,859	3,288,322	(2,441,463)
Tools	10.00%	56,826	(32,327)	24,499	2,267	-	(1,927)	(12)	24,827	59,076	(34,249)
		12,519,695	(5,388,630)	7,131,065	2,220,609	(62,527)	(770,467)	(2,113)	8,516,567	14,550,611	(6,034,044)

Non-aeronautical property, plant and equipment
Vehicles	20.00%	11,076	(9,915)	1,161	-	-	(211)	-	950	11,053	(10,103)
Machinery and equipment	10.00%	62,837	(50,824)	12,013	315	-	(980)	(12)	11,336	62,388	(51,052)
Furniture and fixtures	10.00%	32,508	(22,024)	10,484	731	-	(937)	(3)	10,275	33,068	(22,793)
Computers, peripherals and equipment	13.33%	49,636	(40,869)	8,767	1,133	-	(1,728)	(10)	8,162	50,356	(42,194)
Computers, peripherals and equipment – RoU	35.18%	23,210	(20,251)	2,959	1,816	-	(1,798)	-	2,977	25,026	(22,049)
Third-party property improvements	16.18%	183,345	(166,832)	16,513	3	-	(4,924)	-	11,592	183,263	(171,671)
Third-party properties – RoU	8.26%	28,819	(24,186)	4,633	171,084	37,360	(8,119)	-	204,958	236,770	(31,812)
Construction in progress	-	15,410	-	15,410	932	-	-	-	16,342	16,342	-
		406,841	(334,901)	71,940	176,014	37,360	(18,697)	(25)	266,592	618,266	(351,674)

Impairment losses (2)	-	(26,854)	-	(26,854)	2,962	-	-	-	(23,892)	(23,892)	-
Total property, plant and equipment in use		12,899,682	(5,723,531)	7,176,151	2,399,585	(25,167)	(789,164)	(2,138)	8,759,267	15,144,985	(6,385,718)

Advances to suppliers	-	499,019	-	499,019	106,958	-	-	(118,769)	487,208	487,208	-
Total		13,398,701	(5,723,531)	7,675,170	2,506,543	(25,167)	(789,164)	(120,907)	9,246,475	15,632,193	(6,385,718)

(1)	Right of Use (“RoU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On June 30, 2022, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026, as per Note 16.
(4)	On June 30, 2022, 19 Company's engines are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.

22

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

15.	Intangible assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	December 31, 2021					June 30, 2022
		Historical cost	Accumulated amortization	Net opening balance	Additions	Amortization	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	1,038,900	1,038,900	-
Softwares	40.40%	508,650	(268,476)	240,174	69,645	(34,634)	275,185	552,832	(277,647)
Others	20.00%	10,000	(8,167)	1,833	-	(1,000)	833	10,000	(9,167)
Total		2,099,852	(276,643)	1,823,209	69,645	(35,634)	1,857,220	2,144,034	(286,814)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2021 through the discounted cash flow for each cash-generating unit, giving rise to the value in use. The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs. On June 30, 2022, no indications of impairment on the cash-generating unit were identified.

In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets to conduct the business, given that it will only generate economic benefits by using the combination of both.

23

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

16.	Loans and financing

The breakdown of and changes in short and long-term loans and financing are as follows:

			December 31, 2021									June 30, 2022
	Maturity	Interest rate p.a.	Current	Non-current	Total	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and premium	Total	Current	Non-current
Domestic currency contracts
Debentures (a)	10/2024	18.24%	109,519	1,055,249	1,164,768	-	(35,140)	89,248	(113,314)	-	6,250	1,111,812	369,492	742,320
Working capital – Lines of credit (b)	10/2025	19.18%	48,239	9,757	57,996	-	(17,088)	2,947	(3,811)	-	-	40,044	34,214	5,830

Foreign currency contracts
Import financing (c)	12/2022	9.13%	138,034	-	138,034	-	(27,573)	4,744	(4,104)	(8,953)	-	102,148	102,148	-
Financing with Ex-lm Bank (d)	12/2022	3.56%	99,396	-	99,396	-	(52,891)	482	(717)	(9,536)	1,004	37,738	37,738	-
ESN 2024 (e)	07/2024	3.75%	40,764	1,947,463	1,988,227	(119,585)	-	99,735	(42,692)	(120,328)	6,819	1,812,176	38,262	1,773,914
Spare engine facility (f)	09/2024	3.25%	24,651	125,106	149,757	-	(11,226)	1,902	(1,923)	(9,675)	141	128,976	23,112	105,864
Senior notes 2025 (g)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	-	115,492	(121,881)	(222,731)	4,596	3,480,254	99,303	3,380,951
Senior secured notes 2026 (h)	06/2026	8.00%	-	3,451,977	3,451,977	-	-	131,991	(128,721)	(225,894)	23,372	3,252,725	-	3,252,725
Loan facility (i)	03/2028	4.22%	50,471	218,040	268,511	-	(22,525)	5,028	(5,167)	(17,063)	128	228,912	41,011	187,901
Perpetual bonds (j)	-	8.75%	17,743	858,843	876,586	-	-	33,792	(34,597)	(53,386)	-	822,395	16,263	806,132
Total			634,614	11,265,416	11,900,030	(119,585)	(166,443)	485,361	(456,927)	(667,566)	42,310	11,017,180	761,543	10,255,637

(a)	The debentures total R$1.2 billion, considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. Both issues have an interest rate of CDI+4.5% p.a. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuance of transactions with the purpose maintaining and managing the Company's working capital.
(c)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 3m + 4.40% p.a. and Libor 1m + 3.25% p.a.
(d)	Financing to perform engine maintenance with Ex-Im Bank guarantee, including 4 operations, 3 with maturities in 2021, duly liquidated, and 1 with maturity in 2022.
(e)	Issuance of Exchangeable Senior Notes (“ESN”), by the subsidiary Gol Finance, in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(f)	Loan backed by the Company's own engines, with maturity in 2024.
(g)	Issuance of Senior Notes 2025 by the subsidiary Gol Finance in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(h)	Issuance of Secured Senior Notes 2026 by the subsidiary Gol Finance in December 2020, May and September 2021, totaling US$650 million due in 2026.
(i)	Loans with a guarantee of 5 engines in total, carried out in June 2018. The contracted rates vary between Libor 6m + 2.35% p.a. up to Libor 6m + 4.25% p.a.
(j)	Issuance of Perpetual Notes by the subsidiary Gol Finance in April 2006 to finance the aircraft’s acquisition.

24

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

On June 30, 2022 total loans and financing of the consolidated included funding costs and premiums totaling R$208,080 (R$250,393 on December 31, 2021) that will be amortized over the life of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN, totaling R$30,985 on June 30, 2022 (R$162,568 on December 31, 2021).

16.1.	Renegotiations during the period ended on June 30, 2022

The renegotiations detailed below were evaluated under IFRS 9 - “Financial Instruments” and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

16.1.1.	Import financing

During the period ended June 30, 2022, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

16.1.2.	Financing with Ex-lm Bank

During the period ended June 30, 2022, GLA also renegotiated the maturities of contracts of this type, with an impact on the interest rate, disclosed in the table above. The other conditions of this operation remain unchanged.

16.2.	Loans and financing – Non-current

On June 30, 2022, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2023	2024	2025	2026	2026 onwards	Without maturity date	Total
In domestic currency
Debentures	259,467	482,853	-	-	-	-	742,320
Working capital – Lines of credit	1,250	2,500	2,080	-	-	-	5,830
In foreign currency
ESN 2024	-	1,773,914	-	-	-	-	1,773,914
Spare engine facility	11,535	94,329	-	-	-	-	105,864
Senior notes 2025	-	-	3,380,951	-	-	-	3,380,951
Senior secured notes 2026	-	-	-	3,252,725	-	-	3,252,725
Loan facility	16,218	33,290	34,464	73,644	30,285	-	187,901
Perpetual notes	-	-	-	-	-	806,132	806,132
Total	288,470	2,386,886	3,417,495	3,326,369	30,285	806,132	10,255,637

25

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

16.3.	Fair value

The fair value of loans and financing as of June 30, 2022, is as follows:

	Book value (*)	Fair value
Debentures	1,111,812	1,138,410
ESN 2024	1,812,176	1,660,758
Senior notes 2025	3,480,254	2,190,368
Senior secured notes 2026	3,252,725	2,347,847
Perpetual bonds	822,395	516,549
Other loans and financing	537,818	537,818
Total	11,017,180	8,391,750

(*) Total net of funding costs.

16.4.	Covenants

The Company has covenants in the Debentures and Senior secured notes 2026.

After the renegotiation of the debentures during the year ended December 31, 2021, the mandatory measurement of the indicators (semiannual) provided for in the deeds of the 7th and 8th issuance will be as of December 2022.

Within the scope of the Senior secured notes 2026, the Company complies with guarantee conditions linked to inventory parts (semiannual) and intellectual property (annual). On June 30, 2022, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions.

26

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

17.	Leases

On June 30, 2022, the balance of leases payable includes: (i) R$27,962 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$28,440 on December 31, 2021), which fall under the exemption provided for in IFRS 16; and (ii) R$11,583,654 referring to the present value on this date of future lease payments (R$10,734,544 on December 31, 2021).

The breakdown and changes in the present value of future lease payments are shown below:

	Weighted average rate (p.a.)	December 31, 2021										June 30, 2022
		Current	Non-current	Total	Additions	Write-offs	Contractual amendment	Payments	Interest paid	Interest incurred	Exchange rate change	Total	Current	Non-current
Agreements in local currency
Without no purchase option	10.65%	29,456	8,552	38,008	171,084	(242)	37,360	(24,801)	-	20,431	-	241,840	28,552	213,288
Without purchase option	15.71%	-	-	-	1,816	-	-	(434)	(121)	121	-	1,382	956	426
Agreements in foreign currency
Without no purchase option	10.45%	1,999,791	8,696,745	10,696,536	905,158	2,558	(62,527)	(1,083,205)	-	542,413	(710,546)	10,290,387	1,944,136	8,346,251
Without purchase option	6.93%	-	-	-	1,053,891	-	-	(33,492)	(18,707)	24,803	23,550	1,050,045	93,219	956,826
Total		2,029,247	8,705,297	10,734,544	2,131.949	2,316	(25,167)	(1,141,932)	(18,828)	587,768	(686,996)	11,583,654	2,066,863	9,516,791

In the six-month period ended June 30, 2022, the Company directly recognized in the cost from services, totaling R$5,135 related to short-term leases and variable payments, on a straight-line basis.

27

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The future payments of leases liabilities agreements are detailed as follows:

	June 30, 2022	December 31, 2021
2022	1,784,360	2,977,345
2023	2,582,740	2,370,391
2024	2,208,604	1,970,832
2025	1,918,098	1,673,635
2026	1,631,007	1,360,011
2026 onwards	6,471,739	4,610,635
Total minimum lease payments	16,596,548	14,962,849
Less total interest	(4,984,932)	(4,199,865)
Present value of minimum lease payments	11,611,616	10,762,984
Less current portion	(2,094,826)	(2,057,687)
Non-current portion	9,516,790	8,705,297

17.1.	Sale-leaseback transactions

During the six-month period ended June 30, 2022, the Company recognized a net gain of R$55,491 from the sale-leaseback transactions of 8 aircraft, recorded in the statement of operations in the group of “Other income (expenses), net” (during the six-month period ended June 30, 2021, the Company did not carry out sale-leaseback transactions).

18.	Suppliers

	June 30, 2022	December 31, 2021
Local currency	1,393,817	1,401,093
Foreign currency	510,582	497,877
Total	1,904,399	1,898,970

Current	1,845,395	1,820,056
Non-current	59,004	78,914

19.	Suppliers - Forfaiting

The Company has an arrangement in place that allow suppliers to receive their payments in advance with the financial institution. On June 30, 2022, the amount recorded under current liabilities arising from forfeiting operations was R$30,000 (R$22,733 on December 31, 2021).

20.	Taxes payable

	June 30, 2022	December 31, 2021
PIS and COFINS	202,304	71,515
Installment payments	56,939	34,213
Withholding income tax on salaries	37,130	32,940
ICMS	239	244
IRPJ and CSLL payable	22,457	366
Other	7,778	7,172
Total	326,847	146,450

Current	283,747	122,036
Non-current	43,100	24,414

28

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

21.	Advance ticket sales

On June 30, 2022, the balance of advance ticket sales classified in current liabilities was R$3,651,292 (R$ 2,670,469 on December 31, 2021) and is represented by 9,176,904 tickets sold and not yet used (7,004,554 on December 31, 2021) with an average use of 97 days (126 days on December 31, 2021).

Balances of advance ticket sales are shown net of breakage corresponding to R$244,093 on June 30, 2022 (R$226,905 on December 31, 2021).

On June 30, 2022, the Company has reimbursements to pay related to non-performed transports in the amount of R$225,858 (R$369,638 on December 31, 2021), recorded as Other liabilities in current liabilities.

22.	Mileage program

	June 30, 2022	December 31, 2021
Mileage program	2,207,585	2,097,432
Breakage	(546,340)	(480,301)
Total	1,661,245	1,617,131

Current	1,415,560	1,298,782
Non-current	245,685	318,349

Breakage consists of the estimate of miles with a high potential to expire without being used. IFRS 15 – “Revenue from Contract with Customers” provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

23.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2021	75,439	2,679,833	832,050	3,587,322
Recognition (Reversal) of provision	3,441	101,685	136,854	241,980
Provisions used	-	(19,652)	(125,099)	(144,751)
Present value adjustment	3,989	91,089	-	95,078
Exchange rate and monetary variation	-	(175,912)	(55)	(175,967)
Balances on June 30, 2022	82,869	2,677,043	843,750	3,603,662

On June 30, 2022
Current	-	708,228	-	708,228
Non-current	82,869	1,968,815	843,750	2,895,434
Total	82,869	2,677,043	843,750	3,603,662

On December 31, 2021
Current	-	477,324	-	477,324
Non-current	75,439	2,202,509	832,050	3,109,998
Total	75,439	2,679,833	832,050	3,587,322
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

29

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

23.1.	Provisions for post-employment benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements related to the year ended December 31, 2021.

23.2.	Provision for aircraft and engine return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized against property, plant and equipment, under the item "Aircraft and engine improvements".

The Company also has a provision for the return of aircraft and engines recorded against the Maintenance, materials and repairs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines redelivery.

23.3.	Provision for legal proceedings

On June 30, 2022, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Probable loss		Possible loss
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Civil	191,644	188,500	64,634	55,193
Labor	477,944	475,191	125,178	102,216
Tax	174,162	168,359	748,922	701,556
Total	843,750	832,050	938,734	858,965

In September 2020, a class action complaint was filed against the Company and senior management in the federal courts of New York. The plaintiff is claiming alleged losses resulting from alleged misleading disclosure. In March 2022, the New York court decided to dismiss the case. Consequently, we have not made any provisions related to this matter.

Details about the other relevant lawsuits were disclosed in the annual financial statements related to the year ended December 31, 2021. In the period ended June 30, 2022, there were no other changes regarding new proceedings or reclassification of the relevant risk of loss.

30

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

23.3.1.	Active proceedings

In 2007, the Company initiated an arbitration before the International Court of Arbitration (“ICC”) against the sellers of VRG and its controlling shareholders related to the purchase price adjustment of the transaction. In January 2011, the ICC ruled in favor of GOL. The process of enforcement of the arbitration award began, before the Cayman Court, jurisdiction of one of the defendants, which ruled in May 2022 in favor of GOL, confirming that the award can be fully enforced. On June 30, 2022, an agreement was signed between the parties for the payment to GOL of US$42 million. The execution of this agreement and, consequently, the realization of the asset by the Company are subject to the fulfillment of certain conditions.

24.	Shareholders’ equity

24.1.	Capital stock

On March 14 and April 06, 2022, the Company's Board of Directors approved the capital increase in the amount of R$352 and R$342, with the issuance of 35,673 and 40,513 preferred shares, respectively, all registered and without par value, resulting from the exercise of the stock option granted to eligible employees under the Stock Option Plan.

Within the scope of the investment agreement signed between GOL and American Airlines and considering the shareholders who exercised their preemptive rights, on May 20, 2022, the Board of Directors approved a new capital increase with the issuance of 22,230,606 preferred shares registered and without par value, totaling R$948,580 less costs incurred of R$2,272, with R$1.00 (one real) allocated to capital stock and the remainder allocated to the capital reserve.

On June 30, 2022, the Company's share capital was R$4,039,806 (R$4,039,112 on December 31, 2021), represented by 3,200,350,715 shares, with 2,863,682,710 common shares and 336,668,005 preferred shares (3,178,043,923 shares, comprised by 2,863,682,710 common shares and 314,361,213 preferred shares on December 31, 2021). The share capital above is reduced by the costs to issue shares totaling R$157,495 on June 30, 2022 and December 31, 2021.

The Company’s shares are held as follows:

	June 30, 2022			December 31, 2021
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
MOBI (1) (2)	100.00%	38.95%	50.89%	100.00%	32.81%	46.69%
American Airlines Inc.	-	6.60%	5.31%	-	-	-
AirFrance – KLM	-	1.26%	1.01%	-	1.35%	1.07%
Path Brazil (2)	-	3.22%	2.59%	-	3.45%	2.74%
Others	-	1.41%	1.14%	-	1.54%	1.22%
Market	-	48.56%	39.06%	-	60.85%	48.28%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	In the context of the exchangeable senior notes, in 2019 MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate privately negotiated derivatives transactions or other hedging activities related to the exchangeable senior notes. The ADSs will be returned to MOBI upon maturity of the exchangeable senior notes or upon termination of the ADS lending agreement that it entered into.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).

The authorized share capital on June 30, 2022 and December 31, 2021 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

31

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

24.2.	Treasury shares

On June 30, 2022, the Company had 1,158,656 treasury shares, totaling R$39,514 (1,217,285 shares totaling R$41,514 on December 31, 2021). On June 30, 2022, the closing market price for treasury shares was R$9.07 (R$17.03 on December 31, 2021).

25.	Results per share

The Company's loss per share was determined as follows:

	June 30, 2022			June 30, 2021
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Loss for the six-month period attributed to controlling shareholders	(49,651)	(193,863)	(243,514)	(427,886)	(1,457,604)	(1,885,490)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	318,307		2,863,683	277,503
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	318,307		2,863,683	277,503

In Brazilian Real (R$)
Basic income (loss) per share	(0.017)	(0.609)		(0.149)	(5.253)
Diluted income (loss) per share	(0.017)	(0.609)		(0.149)	(5.253)

26.	Share-based payments

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2021, and did not change during the six-month period ended on June 30, 2022.

The movement of the stock options outstanding for in the six-month period ended on June 30, 2022, is as follows:

26.1.	Stock option plan - GOL

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2021	7,432,661	12.90
Options exercised	(207,179)	3.87
Options canceled and adjustments in estimated prescribed rights	(2,951,327)	20.78
Outstanding options on June 30, 2022	4,274,155	15.65

Number of options exercisable on:
December 31, 2021	6,407,403	12.62
June 30, 2022	3,872,181	15.91

32

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The expense recognized in the statement of operations for period corresponding to the stock option plans in the six-month period ended June 30, 2022, was R$4,096 (R$4,626 in the six-month period ended June 30, 2021).

26.2.	Restricted share plan - GOL

On June 30, 2022, the company transferred 58,630 treasury shares to settle the restricted stock plan. As of June 30, 2022, the Company has 1,487,620 restricted shares (1,546,250 as of December 31, 2021).

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the six-month period ended June 30, 2022, was R$5,365 (R$3,518 in the six-month period ended June 30, 2021).

27.	Transactions with related parties

27.1.	Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, part of the same economic group as the Company:

•     Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March, 2023; and

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September, 2026.

In the six-month period ended June 30, 2022, GLA recognized total expenses related to these services of R$1,825 (R$1,601 in the six-month period ended June 30, 2021). On the same date, the balance payable to related companies, under “Suppliers”, was of R$2,772 (R$3,397 on December 31, 2021).

27.2.	Contracts of UATP (“Universal Air Transportation Plan”) to grant credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airline tickets and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control Mobi and Path Brazil, the main shareholders of the Company.

33

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

27.3.	Commercial partnership and maintenance agreement

On February, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the six-month period ended on June 30, 2022, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$27,283 (R$34,420 in the six-month period ended June 30, 2021). On June 30, 2022, the Company has R$111,500 in the “Suppliers” account under current liabilities (R$99,976 on December 31, 2021).

27.4.	Multimodal transport commercial partnership agreement

Company´s subsidiary GLA entered into a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomedas (together denominated, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective for 3 years, the purpose of which is to provide multimodal transport, including road freight transport by the Partners and air transport services provided by GLA. In order to achieve the Agreement, GLA signed a Contract for the provision of multimodal transport services with each of these companies. The parties will be remunerated for the value of the service related to the section operated by each party, through the issuance of the respective CTe, in accordance with the values established in the price tables practiced by each Party.

Grupo Comporte are owned by the individuals who control Mobi and Path Brazil, the Company's main shareholders.

27.5.	Compensation of key management personnel

	June 30, 2022	June 30, 2021
Salaries, wages and benefits (*)	18,863	29,637
Related taxes and charges	6,353	7,731
Share-based compensation	9,391	9,590
Total	34,607	46,958

(*) Includes compensation for members of the Management and audit committee.

28.	Revenue

	June 30, 2022	June 30, 2021
Passenger transportation (*)	6,212,416	2,382,290
Cargo transportation	217,749	167,044
Mileage program	264,183	171,100
Other revenue	21,465 (253,306)	15,226
Related tax		(139,661)
Revenue	6,462,507	2,595,999

(*) Of the total amount, the total of R$98,294 for the six-month period ended on June 30, 2022, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$219,308 for the six-month period ended June 30, 2021).

In the six-month periods ended June 30, 2022 and June 30, 2021, revenues earned in the international market represent less than 10% of total revenues.

34

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

29.	Financial results

	June 30, 2022	June 30, 2021
Financial income
Interest on financial investments	39,026	13,213
Others (a)	10,334	6,468
Financial income	49,360	19,681

Financial expenses
Interest and costs on loans and financing	(527,671)	(404,769)
Interest on leases	(587,768)	(445,060)
Interest on the provision for aircraft return	(91,089)	(37,891)
Commissions, bank charges and interest on other operations (c)	(228,353)	(82,066)
Others	(144,428)	(26,926)
Financial expenses	(1,579,309)	(996,712)

Derivative financial instruments
Conversion right and derivatives - ESN (b)	33,560	103,366
Other derivative financial instruments	(77)	(348)
Derivative financial instruments	33,483	103,018

Monetary and foreign exchange rate variation, net	1,380,769	391,614

Total	(115,697)	(482,399)
(a)	For the six-month period ended on June 30, 2022, the amount of R$11,230, refer to PIS and COFINS levied on financial revenues earned, as per Decree 8426 of April 1, 2015 (R$9,755 for the six-month period ended June 30, 2021).
(b)	See Note 31.2 (ESN and Capped call).
(c)	The increase in these expenses in the period is substantially linked to interest on prepayment of receivables in line with sales growth.

30.	Commitments

On June 30, 2022, the Company had 95 firm orders (103 on December 31, 2021) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current period considers an estimate of contractual discounts, and corresponds to around R$20,274,246 (R$21,947,804 on December 31, 2021) corresponding to US$3,870,608 on June 30, 2022 (US$3,932,946 on December 31, 2021) and are segregated as follows:

	June 30, 2022	December 31, 2021
2022	877,638	2,805,899
2023	4,057,379	3,384,587
2024	5,522,399	6,101,396
2025	6,530,234	6,428,138
2026	3,286,596	3,227,784
Total	20,274,246	21,947,804

Of the total commitments presented above, the Company should disburse the amount of R$6,870,960 (corresponding to US$1,311,753 on June 30, 2022) as advances for aircraft acquisition, according to the financial flow below:

	June 30, 2022	December 31, 2021
2022	181,327	248,109
2023	1,400,152	1,174,768
2024	1,905,895	2,145,764
2025	2,253,391	2,279,227
2026	1,130,195	1,141,513
Total	6,870,960	6,989,381

35

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

31.	Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2021. Since then, there have been no changes.

31.1.	Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments on June 30, 2022 and December 31, 2021 are as follows:

	Measured at fair value through profit or loss		Amortized cost
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Assets
Cash and bank deposits	130,822	116,123	-	-
Cash equivalents	263,244	370,135	-	-
Financial investments	426,479	373,689	-	-
Trade receivables	-	-	1,091,852	850,683
Derivative assets	75,995	114,060	-	-
Deposits (a)		-	1,504,817	1,373,109
Other credits and amounts	-	-	209,863	189,017

Liabilities
Loans and financing (b)	30,985	162,568	10,986,195	11,737,462
Leases	-	-	11,611,616	10,762,984
Suppliers	-	-	1,904,399	1,898,970
Suppliers - factoring	-	-	30,000	22,733
Other liabilities	-	-	837,679	1,023,700

(a)	Excludes court deposits, as described in Note 10.
(b)	The amounts on June 30, 2022 and December 31, 2021, classified as measured at fair value through profit or loss, are related to the derivative contracted through Exchange Senior Notes.

In the six-month period ended June 30, 2022, there was no change in the classification between categories of the financial instruments.

36

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

31.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Foreign curency rate	Capped call	ESN	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2021	6,890	-	-	107,170	(162,568)	-	(48,508)
Gains (losses) recognized in income (expenses)	-	-	6,996	(95,566)	131,583	-	43,013
Gains (losses) recognized in equity valuation adjustments	(3,684)	-	-	-	-	-	(3,684)
Payments during the period	43,433	-	10,756	-	-	-	54,189
Derivatives assets (liabilities) on June 30, 2022	46,639	-	17,752	11,604	(30,985)	-	45,010
Derivative assets – Current	34,739	-	17,752	-	-	-	52,491
Derivative assets – Non-current	11,900	-	-	11,604	-	-	23,504
Loans and financing	-	-	-	-	(30,985)	-	(30,985)

Changes in the adjustment of equity valuation
Balance on December 31, 2021	(9,228)	(296,829)	-	-	-	(612,744)	(918,801)
Fair value adjustments during the period	(3,684)	-		-	-		(3,684)
Adjustments of hedge accounting of revenue	-	-	-	-	-	129,644	129,644
Net reversal to income (expenses)	6,174	3,390	-	-	-	39,096	48,660
Balances on June 30, 2022	(6,738)	(293,439)	-	-	-	(444,004)	(744,181)

Effects on income (expenses)	(6,174)	(3,390)	6,996	(95,566)	131,583	(168,740)	(135,291)
Revenue	-	-	-	-	-	(44,868)	(44,868)
Aircraft fuel	(2,491)	-	-	-	-	-	(2,491)
financial results	(3,683)	(3,390)	6,996	(86,025)	119,585	-	33,483
Monetary and foreign exchange rate variation, net	-	-	-	(9,541)	11,998	(123,872)	(121,415)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On June 30, 2022, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2022	2023	2024	2025	2026	2026 onwards	Total
Fuel	(6,738)	-	-	-	-	-	(6,738)
Interest rate	(3,616)	(29,617)	(33,000)	(34,301)	(34,134)	(158,771)	(293,439)
Revenue hedge	(74,400)	(203,238)	(166,366)	-	-	-	(444,004)
Total	(84,754)	(232,855)	(199,366)	(34,301)	(34,134)	(158,771)	(744,181)

37

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

31.3.	Market risks

31.3.1. Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company uses different instruments to hedge its exposure to the fuel price.

The table below shows the sensitivity analysis of the derivative financial instruments contracted on this date considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on June 30, 2022 at US$100.28:

	Fuel
	Barrel price (in USD)	Impact (in thousand of Reais)
Decline in prices/barrel (-25%)	82.99	(31,349)
Decline in prices/barrel (-10%)	95.18	(15,565)
Increase in prices/barrel (+10%)	113.41	20,206
Increase in prices/barrel (+25%)	138.31	58,925

31.3.2. Interest rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On June 30, 2022, the Company and its subsidiaries have open interest derivative agreements.

On June 30, 2022, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on June 30, 2022 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial investments net of financial debt (a)
Risk	CDI rate increase	Libor rate increase
Reference rates	13.15%	1.30%
Exposure amount (probable scenario) (b)	(584,162)	(2,272,213)
Remote favorable scenario (-25%)	19,890	7,375
Possible favorable scenario (-10%)	7,956	2,950
Possible adverse scenario (+10%)	(7,956)	(2,950)
Remote adverse scenario (+25%)	(19,890)	(7,375)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of June 30, 2022.

31.3.3. Exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

38

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	June 30, 2022	December 31, 2021
Assets
Cash, cash equivalents and financial investments	234,495	153,040
Trade receivables	236,525	171,473
Deposits	1,504,817	1,373,109
Derivative assets	75,995	114,060
Total Assets	2,051,832	1,811,682

Liabilities
Loans and financing	(9,865,324)	(10,677,266)
Leases	(11,368,394)	(10,724,976)
Suppliers	(510,582)	(497,877)
Provisions	(2,677,043)	(2,679,833)
Total Liabilities	(24,421,343)	(24,579,952)

Exchange rate exposure liabilities	(22,369,511)	(22,768,270)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(20,274,246)	(21,947,804)
Total	(20,274,246)	(21,947,804)

Total exchange rate exposure R$	(42,643,758)	(44,716,074)
Total exchange rate exposure - US$	(8,141,229)	(8,012,915)
Exchange rate (R$/US$)	5.2380	5.5805

As of June 30, 2022, the Company adopted the closing exchange rate of R$5.2380/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of June 30, 2022:

	Exchange rate	Effect on income (expenses)
Net liabilities exposed to the risk of appreciation of the U.S. dollar	5.2380	(22,369,511)
Dollar depreciation (-25%)	3.9285	5,592,378
Dollar depreciation (-10%)	4.7142	2,236,951
Dollar appreciation (+10%)	5.7618	(2,236,951)
Dollar appreciation (+25%)	6.5475	(5,592,378)

31.3.4. Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

31.4.	Credit risk

Credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents, and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

39

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

31.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company's financial liabilities on June 30, 2022 and December 31, 2021 are as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	452,176	309,367	9,449,750	805,887	11,017,180
Leases	1,252,023	842,803	5,121,405	4,395,385	11,611,616
Suppliers	1,845,395	-	59,004	-	1,904,399
Suppliers – factoring	30,000	-	-	-	30,000
Other liabilities	399,726	-	437,953	-	837,679
On June 30, 2022	3,979,320	1,152,170	15,068,112	5,201,272	25,400,874

Loans and financing	478,566	156,048	10,373,517	891,899	11,900,030
Leases	1,209,215	848,472	5,159,608	3,545,689	10,762,984
Suppliers	1,820,056	-	78,914	-	1,898,970
Suppliers – factoring	22,733	-	-	-	22,733
Others	455,251	-	568,449	-	1,023,700
On December 31, 2021	3,985,821	1,004,520	16,180,488	4,437,588	25,608,417

31.6.	Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net indebtedness, including short and long-term loans and financing and leases. The following table shows the financial leverage:

	June 30, 2022	December 31, 2021
Total loans and financing	11,017,180	11,900,030
Total leases	11,611,616	10,762,984
(-) Cash and cash equivalentes	(394,066)	(486,258)
(-) Financial investments	(426,479)	(373,689)
Net indebtedness	21,808,251	21,803,067

40

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

32.	Non-cash transactions

	June 30, 2022	June 30, 2021
Amortization of debt with financial investments (Financial investments / Loans and financing)	-	198,270
Write-off of lease agreements (other income/ leases payable)	242	-
Amortization of debt whit deposits (Deposits / Leases payable)	-	(8,126)
Right of use non-aeronautical assets (Property, plant and equipment / Leases payable)	172,900	-
Sale-leaseback and Right of use of flight equipment (Property, plant and equipment / Leases payable)	1,852,842	430,658
Lease agreement renegotiation (Property, plant and equipment / Leases payable)	25,167	47,449
Provision for aircraft return (Property, plant and equipment / Provisions)	25,437	10,326
Unrealized income (expenses) of derivatives (Derivative assets / Equity valuation adjustments)	174,620	415,782
Capital increase with issuance of shares to non-controlling shareholders	-	606,839
Constitution of capital reserve	-	744,450
Result on the sale of treasury shares	-	279
Treasury shares transferred (Treasury shares / Capital reserves)	2,000	19,834

41

Notes to the unaudited interim condensed consolidated financial information statements June 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

33.	Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the six-month periods ended June 30, 2021, and 2020:

	June,30,2022
				Non-cash transactions				Adjustments to profit
	Opening balance	Net cash used in financing activities	Net cash used in operating activities	Transfer of treasury shares	Property, plant and equipment acquisition through new agreements	Leases write-off	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized income (expenses) on derivatives	Share-based paymets	Closing balance
Loans and financing	11,900,030	(166,443)	(456,927)	-	-	-	(667,566)	527,671	(119,585)	-	11,017,180
Leases	10,762,984	(1,141,932)	(19,361)	-	2,106,782	2,316	(686,941)	587,768	-	-	11,611,616
Capital stock	4,039,112	694	-	-	-	-	-	-	-	-	4,039,806
Advances for future capital increase	3	588	-	-	-	-	-	-	-	-	591
Capital reserves	208,711	946,308	-	(2,000)	-	-	-			9,461	1,162,480

	June 30, 2021
				Non-cash transactions				Adjustments to loss
	Opening balance	Net cash used in financing activities	Net cash used in operating activities	Property, plant and equipment acquisition through new agreements and contractual amendment	Transaction with non-controlling shareholders and sale/transfer of treasury shares	Amortization with related assets	Distribution of interim dividends	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	9,976,966	939,729	(378,944)	-	-	(198,270)	-	(373,966)	453,449	(124,954)	10,294,010
Leases	7,584,192	(524,898)	17,794	478,107	-	(8,126)	-	(296,202)	445,062	-	7,695,929
Dividends and interest on shareholders’ equity to pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share capital	3,009,436	423,061	-	-	606,839	-	-	-	-	-	4,039,336
Shares to be issued	1,180	908	-	-	-	-	-	-	-	-	2,088
Treasury shares	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital reserves	207,246	(744,450)	8,547	-	724,337	-	-	-	-		195,680

(1)	The amount is recorded in the Other liabilities group, in current liabilities.

42

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer